UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2013.

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On or about August 16,  2013, Stratasys Ltd. (the “Company”) began distributing to its shareholders of record as of the close of business on August 13, 2013, a proxy statement and a proxy card for the Company’s Extraordinary General Meeting of Shareholders scheduled to be held on September 12, 2013 (the “Meeting”).

Attached hereto and incorporated by reference herein are the Company’s proxy statement and proxy card for the Meeting.

Exhibits

Exhibit No.	Description

99.1	Proxy Statement for the Extraordinary General Meeting of Shareholders.

99.2	Proxy Card for the Extraordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 16, 2013	By:	/s/ S. Scott Crump

Name: S. Scott Crump
Title: Chairman